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July 15, 2010

VIA EDGAR AND FACSIMILE

CONFIDENTIAL

Mr. Gabriel Eckstein

Division of Corporation Finance

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE, Mail Stop 3030

Washington, D.C. 20549

U.S.A.

Re:	Amendment No. 3 to NXP Semiconductors N.V.’s Registration Statement on Form F-1 (File No. 333-166128), Filed on June 30, 2010

Ladies and Gentlemen:

This letter is being supplementally furnished on behalf of NXP Semiconductors N.V. (the “Company”) in order to facilitate the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s above-referenced registration statement (the “Registration Statement”).

Based on information currently available and current market conditions and based in part on input received from its underwriters, the Company respectfully advises the Staff that it currently intends to offer [—] shares of its common stock, par value €0.20 per share, at an estimated initial price to the public between $[—] and $[—] per share (the “Confidential Information”). However, given the volatility of the public trading markets, the Company respectfully submits to the Staff that it and its underwriters have not yet finally agreed to a valuation for the initial per share price to the public.

As a result and in order to avoid distortion to the ultimate price range, pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 418(b) under the Securities Act of 1933, as amended, the Company is initially providing the Confidential Information to the Staff on a confidential, supplemental basis only and the Confidential Information is not to be filed with or deemed part of the Registration Statement. The Company intends to file the price range and number of shares as part of the Registration Statement immediately prior to launching its initial public offering.

In accordance with Regulation 200.83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83), the Company also requests, for reasons of business confidentiality, that the Commission not disclose the Confidential Information, or the fact of the existence thereof, or this request, in response to any request under the FOIA.

Should you have any questions regarding this information, please do not hesitate to contact Nicholas J. Shaw at +44-(0)20-7275-6558, Gil J. Strauss at +44-(0)20-7275-6516 or Wim De Vlieger at +44-(0)20-7275-6154 of Simpson Thacher & Bartlett LLP.

Very truly yours,

/S/ NICHOLAS J. SHAW
Nicholas J. Shaw

Cc (via fax):	Geoffrey Kruczek
Kevin Kuhar
Jay Webb